SUBMITTED VIA EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Parker-Hannifin Corporation
Form 10-K for the fiscal year ended June 30, 2005
Commission File No. 001-04982

March 9, 2006

Dear Mr. Hartz:

We have reviewed your February 23, 2006 letter regarding your limited review of the filing referenced above for Parker-Hannifin Corporation (the “Company”) and provide the following responses to your comments.

Note 14. Research and Development, page 13-38:

1.	In your letter to us dated November 10, 2004, you stated that your revenues earned under research and development contracts was included in Net sales and the related costs were included in Cost of sales. In your footnote on page 13-38, it implies that all such reimbursements are netted against costs. Please clarify and support your accounting in future filings.

Revenues earned under research and developments contracts were included in Net sales and the related costs were included in Cost of sales. The last sentence in footnote 14 which reads, “Customer reimbursements included in the total cost for each of the respective years were $34,757, $48,435 and $29,561” is intended to disclose the portion of costs that were incurred by the Company during the performance of research and development contracts. The revenues earned on such contracts are included in Net sales.

In future filings, the Company will revise the last sentence in footnote 14 to read as follows, “Costs incurred in connection with research and development contracts amounted to $34,757 in 2005, $48,435 in 2004 and $29,561 in 2003. These costs are included in the total research and development cost for each of the respective years.”

Note 15. Contingencies, page 13-39:

2.	We note from your disclosures on page 6 that you do not believe that compliance with environmental laws and regulations will have a material effect on your capital expenditures, earnings or competitive position. We also note that the reasonably possible amount of loss in excess of the amounts you have accrued is over $45 million dollars.

John Hartz

March 9, 2006

Note 15. Contingencies, page 13-39, continued:

Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of the that additional loss would be material to a decision to buy or sell your securities. Please note that any conclusion as to materiality should take into account the impact of any change in the accrual could have on quarterly or segment earnings.

We also note that in your letter dated November 10, 2004, you stated that you would provide additional information regarding the movement in the accrual for environmental liabilities. In future filings, to the extent that any expenses, expenditures or adjustments to your accrual are material to an understanding of your business, you should consider providing more transparent disclosure concerning such amounts in your financial statements.

Further, to the extent that the accrued amounts, or the reasonably possible range of loss of any single site is material to an understanding of your business, you should provide details concerning that site, such as identifying it, quantifying the amount accrued, the range of possible loss at the site, the stage of remediation, third party indemnities, and significant uncertainties underlying your estimates.

The Company continues to believe that future compliance with environmental laws and regulations will not have a material effect on the capital expenditures, earnings or competitive position of the Company. While the difference between the amount currently reserved for environmental liabilities and the maximum amount that could be required to be reserved for environmental liabilities under SFAS 5 is approximately $46 million, the Company does not believe that it will be required to record any additional reserve or liability over its current reserve that would have a material effect on capital expenditures, earnings (including on a quarterly or segment basis) or competitive position.

As of June 30, 2005, the Company had reserves recorded for environmental matters for 31 manufacturing facilities presently or formerly owned, two off-site waste disposal facilities and three regional sites; therefore there is no concentration of exposure at any one facility or site. The largest difference between the amount currently reserved and the maximum reserve amount for any one facility or site was approximately $5 million (with most of the other locations in the $1 to $2 million range); therefore even if there was a significant change in circumstances at a number of locations, it would not be expected to have a material effect on capital expenditures, earnings or competitive position.

The Company will continue to assess the appropriateness of further discussion regarding the materiality of its remediation efforts on future earnings, capital expenditures and competitive position in future filings.

The Company will provide additional information regarding the movement in the accrual for environmental liabilities where the movement in the accrual balance is material. During fiscal 2005, the net movement in the accrual for environmental liabilities was a net increase of $251K. Further, there were no material changes in the accrual balance for any individual site. Based on these facts, the Company did not believe that additional information regarding the movement in the accrual balance was warranted. The Company will continue to assess the need for additional accrual movement information in future filings.

John Hartz

March 9, 2006

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the staff comments contained in this letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing and the Company may not assert staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARKER-HANNIFIN CORPORATION

By:	/s/ Donald E. Washkewicz
Donald E. Washkewicz
Chairman and Chief Executive Officer

bcc:	D. Dailey
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